Exhibit 16.1

December 1, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by IXYS Corporation (copy attached), which we understand will be filed with the United States Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of IXYS’s Form 8-K report dated November 24, 2004. We agree with the statements concerning our Firm in such Form 8-K. However, PricewaterhouseCoopers LLP makes no comment whatsoever regarding the following: (i) the current status of material weaknesses in internal accounting controls or (ii) any remedial actions taken as a result of such material weaknesses.

Very truly yours,

/s/ PricewaterhouseCoopers LLP